Exhibit 99.1

Talisman Energy Third Quarter Results
Production and Cash Flow Up on Higher Liquids Volumes
Building Momentum for 2014

CALGARY, Alberta – November 6, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has reported its operating and financial results for the third quarter of 2013. All values in this release are in US$ unless otherwise stated.

“Our third quarter results reflect the progress the company has made against its four strategic priorities,” said Hal Kvisle, President and CEO. “Cash flow1 has steadily increased over the course of the year, and we are on track to reach full year cash flow and production targets. Year-to-date capital spending is down 17% from 2012 and we will continue to work towards balancing cash flows with our capital budget through 2014 and 2015.

“We are now focused on two core regions, the Americas and Asia-Pacific, and our assets in these regions are performing well. We are achieving excellent results in the Marcellus, sustaining gas production rates through production optimization and a modest drilling program. We have increased Eagle Ford production by more than 50% through artificial lift, compression and improved drilling and completion practices. In Canada we are seeing steady production from legacy assets at Chauvin and Edson, and impressive early results from our Duvernay shale appraisal program. In Colombia, our Block 9 appraisal program is delivering strong results, and we have now received approval to proceed with oil development on Block 6.

“Our Asia-Pacific core region continues to deliver solid production and cash flow, with continuing strong performance at Corridor and PM-3. We have now seen a full quarter of impressive production from HST/HSD in Vietnam, and we are seeing positive results from our first well on the recently acquired Red Emperor Block 07/03.

“Throughout Talisman, people are embracing the operational excellence principles of safer, better, faster and at lower cost. Our renewed focus on stable, sustainable, low cost production is generating positive results in all parts of our company.

“We remain committed to our $2 billion to $3 billion disposition target and we expect to have more to say on this in the near future.”

1 The term “cash flow” is a non-GAAP measure. Please see the advisories and reconciliations elsewhere in this news release.

2013 Third Quarter Highlights

•
Production averaged 371,000 boe/d, up 3% over the previous quarter. Oil and liquids production was up 6% versus the second quarter primarily due to increased volumes from the Eagle Ford and HST/HSD offshore Vietnam.

•
The company’s two core areas, the Americas and Asia-Pacific, are expected to meet or exceed full-year production guidance. In North America, liquids production is expected to come in at the top of the full-year liquids range of 35,000 bbls/d.

•
Cash flow was $573 million, a 9% increase over the second quarter, driven primarily by higher liquids volumes. Year to date, the company has generated $1.6 billion in cash flow and is on track to reach its target of $2.1 billion–$2.3 billion for the year.

•
The company recorded a net loss of $54 million, compared to net income of $97 million in the second quarter. This was due to a loss in the company’s hedging program, partially offset by higher production volumes and liquids pricing.

•
Talisman continues to improve operational efficiency in North America. Year over year, drilling and completion costs are down 16% in the Eagle Ford and the Duvernay, and 11% in the Montney. Drilling costs are down 12% in the Marcellus.

•	The company has logged encouraging initial well test results from Block CPO-9 in Colombia and South Duvernay in Canada.

•	In Colombia, Talisman and its partner have received an environment license from Colombian regulatory authorities for Block CPE-6.

•	Talisman continues to make good progress on its planned $2 billion–$3 billion divestment program.

“It has been a year since I stepped in as Talisman’s CEO, and I am impressed with the progress our team has made over the past 12 months. We have focused our efforts and our capital program on two core regions, we are living within our means, we are operating to a higher standard and we are making progress against our divestment targets. We are building a more focused, better performing and more valuable company.

“Management and the Board understand the company’s opportunities and challenges and have considered a range of scenarios and structural options to maximize shareholder value. Our internal analysis, together with external advice, confirms that a two-region model, with disciplined capital programs and steady operational improvements, is the best route to higher value for Talisman shareholders. We are committed to delivering that value in 2014 and beyond.”

Financial Results

Table includes the company’s proportionate results from Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión.)

September 30	Q3 13	Q2 13	Q3 12	YTD 2013	YTD 2012
Cash flow2 ($ million)	573	526	693	1,616	2,347
Cash flow per share2	0.56	0.51	0.68	1.57	2.29
Earnings (loss) from operations2 ($ million)	(45)	(27)	(36)	(132)	202
Earnings (loss) from operations per share2	(0.04)	(0.03)	(0.04)	(0.13)	0.20
Net income (loss) ($ million)	(54)	97	(731)	(170)	(244)
Net income (loss) per share	(0.05)	0.09	(0.71)	(0.17)	(0.24)
Average shares outstanding – basic (million)	1,031	1,030	1,026	1,029	1,025

Cash flow increased by 9% versus the previous quarter to $573 million. This was driven primarily by a 6% increase in liquids volumes from the Eagle Ford, HST/HSD, the North Sea, the start of production from the EMK field in Algeria and income received from excess capacity in the Ocensa pipeline in Colombia. This was partially offset by higher royalties in Vietnam, Algeria and Colombia, and higher taxes on improved results. Compared to the same quarter last year, cash flow is down 17% primarily due to the sale of a 49% equity interest in Talisman’s UK North Sea business in December 2012.

The company recorded a loss from operations of $45 million, compared to a loss of $27 million in the second quarter. While cash flow increased $47 million from the second quarter, deferred tax expense on pre-tax earnings from operations and unrealized foreign exchange losses were higher than the second quarter.

The company recorded a net loss of $54 million, compared to net income of $97 million in the second quarter. This was due to lower North American gas prices, mark-to-market hedging losses and foreign exchange losses, partially offset by higher production volumes and liquids pricing and recognition of tax benefits from Vietnam production. Compared to the same period last year, earnings have increased due to higher impairments recorded in 2012.

Year to date capital spending2 is $2.5 billion, 17% lower than 2012. Net debt2 increased to $5.0 billion. The company continues to target a long term debt to cash flow ratio of 1.5 or less, and will use proceeds from its disposition program to reduce net debt.

2The terms “cash flow”, “cash flow per share”, “earnings (loss) from operations” “earnings (loss) from operations per share”, “capital spending” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Commodity Pricing and Netbacks

North Sea results include the UK and Norway; “Other” results include Colombia and Algeria. The table does not include the impact of hedging.

September 30	Q3 13	Q2 13	Q3 12	YTD 2013	YTD 2012
Pricing
WTI benchmark ($/bbl)	105.83	94.22	92.22	98.14	96.23
Brent benchmark ($/bbl)	110.36	102.44	109.61	108.45	112.14
NYMEX benchmark ($/mmbtu)	3.60	4.09	2.81	3.68	2.62
Netbacks
Oil and liquids netback ($/bbl)
North America Southeast Asia North Sea Other	47.68	36.45	44.10	41.06	45.09
	40.06	29.66	42.55	32.75	47.64
	35.80	17.96	50.00	33.94	60.74
	53.43	57.74	54.48	58.54	61.92
Total oil and liquids ($/bbl)	43.17	33.13	48.05	39.31	55.32
Natural gas netback ($/mcf)
North America Southeast Asia North Sea Other	1.35	1.72	1.01	1.43	0.66
	5.18	5.59	5.28	5.50	5.64
	5.79	13.71	6.94	7.61	6.98
	1.97	1.86	1.49	2.01	2.00
Total natural gas ($/mcf)	2.72	3.20	2.55	2.94	2.47
Total company netback ($/boe)	25.98	24.06	27.87	25.27	30.46

Pricing

WTI prices increased 12% quarter over quarter and 15% compared to the same quarter the previous year. Brent prices increased 8% over the previous quarter and were flat versus the same quarter last year. NYMEX natural gas prices were down 12% from last quarter, and up 28% over the same quarter in 2012.

Total company netbacks

The company’s average third quarter netback was $25.98, up 8% from last quarter on higher liquids prices in North America and Southeast Asia, and lower operating costs in North America.

Year to date, average netbacks were down primarily due to the impact of lower Brent pricing and higher royalties in Southeast Asia and North America. This was partially offset by higher realized gas prices.

Oil and liquids netbacks

In the second quarter of 2013 liquids netbacks were down due to lower capital spend in Malaysia resulting in higher royalties, and lower North Sea production. In the third quarter, liquids netbacks increased as royalty rates normalized and North Sea production increased.

Year to date, oil and liquids netback were down due to higher Southeast Asia royalties, lower North Sea production resulting in higher unit operating costs, and lower Brent prices.

Gas netbacks

Gas netbacks have fluctuated largely in line with prices on a quarter over quarter and year to date basis.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities.

September 30	Q3 13	Q2 13	Q3 12	YTD 2013	YTD 2012
Oil and liquids (mbbls/d )
North America	37	33	26	33	27
Southeast Asia	44	43	39	43	42
North Sea*	32	30	71	33	77
Other (including Colombia and Algeria)	21	20	23	21	23
Total oil and liquids (mbbls/d)	134	126	159	130	169
Natural gas (mmcf/d)
North America	882	846	953	868	1,005
Southeast Asia	491	519	509	514	529
North Sea*	6	6	28	9	34
Other (including Colombia and Algeria)	44	43	43	42	41
Total natural gas (mmcf/d)	1,423	1,414	1,533	1,433	1,609
Total mboe/d	371	361	415	368	437
Assets sold (mboe/d)
North America	-	-	-	-	5
North Sea	-	-	27	-	27
Southeast Asia	-	1	3	-	3
Production from ongoing operations (mboe/d)	371	360	385	368	402
*UK North Sea equity interest reduced to 51% in December 2012.

Production from ongoing operations was 371,000 boe/d, up 3% over the previous quarter due to higher liquids volumes from the Eagle Ford, a full quarter of production from HST/HSD offshore Vietnam, increased development activity in the Marcellus and the start of production from the EMK field in Algeria. These increases were partially offset by lower volumes in Southeast Asia. Total oil and liquids production is up 6% over the previous quarter. In North America, liquids production is up 12% quarter over quarter and 42% over the same period last year.

The Americas

North America

September 30	Q3 13	Q2 13	Q3 12	YTD 2013	YTD 2012
Gas
Edson-Duvernay-Montney	349	349	385	352	398
Marcellus	443	426	507	437	527
Eagle Ford	66	50	37	56	37
Other	24	21	24	23	26
Gas from ongoing operations (mmcf/d)	882	846	953	868	988
Liquids
Edson-Duvernay-Montney	5	5	5	5	5
Eagle Ford	21	17	9	17	8
Chauvin	11	11	12	11	12
Liquids from ongoing operations (mbbls/d)	37	33	26	33	25
Assets sold (mboe/d)	-	-	-	-	5
Total North America gas production (mmcf/d)	882	846	953	868	1,005
Total North America liquids production (mbbls/d))	37	33	26	33	27
Total North America production (mboe/d)	184	174	185	178	195

Production in North America averaged 184,000 boe/d, up 6% from the previous quarter on liquids growth from the Eagle Ford and increased development activity in the Marcellus, partially offset by natural declines. The company expects to exceed its North American production guidance of 180,000 boe/d, with liquids production expected to be at the top of the company’s guided range at approximately 35,000 bbls/d.

In the Eagle Ford, production was 32,000 boe/d net to Talisman, a 28% increase from the previous quarter and more than double the same period last year. Liquids volumes were up 24% to 21,000 boe/d, compared to the previous quarter. Year to date, Talisman has brought on stream 102 gross operated wells, versus 38 in the same period last year, and activity has shifted from drilling single land retention wells to higher value acreage and pad drilling. The company continues to make improvements to cost and operational efficiency. Year to date, drilling and completion costs were 16% lower than last year at $8.4 million per well. Artificial lift and compression projects aimed at optimizing production have helped increase volumes quarter over quarter.

In the Marcellus, production averaged 443 mmcf/d, up 4% from the previous quarter as a result of production optimization activities and a $50 million injection of capital to complete and tie in additional wells. Year to date, the company completed 20 wells from its inventory of 70 drilled but uncompleted wells. In addition, drilling cycle times have been reduced by 25% over the same period last year, to an average of 13 days, and drilling costs have been reduced by 12%. Optimization of compression costs and the short-term sale of excess transportation capacity lowered operating costs by $36 million.

Talisman has finished drilling the first well of a seven-well program in the Friendsville area. This program is intended to be the focus of the Marcellus operations for the remainder of 2013 and into 2014.

In the Greater Edson area, the third party deep cut processing plant at Wild River came on stream in late October. Natural gas liquids volumes from this plant are expected to be approximately 5,000 bbls/d net to Talisman (approximately 70% ethane), once the plant reaches full operating efficiency in mid-November. During the quarter, Talisman commenced a horizontal drilling program targeting the liquids-rich Wilrich formation, with three wells drilled and a fourth well currently drilling. Initial rates are encouraging, with one of the wells coming on stream at a restricted rate of approximately 10 mmcf/d with 600–700 bbls/d of liquids. Also in Wild River, Talisman continues to progress its vertical well drilling program where improved geological targeting has increased production rates by 50% compared to 2012.

In the South Duvernay, Talisman continues to evaluate its acreage with five appraisal wells drilled to date. Two wells were completed during the quarter, with seven-day average rates of 2.8 mmcf/d of gas and 730 bbls/d of condensate for the first well, and 1.6 mmcf/d and 365 bbls/d of condensate for the second well. Year-to-date drilling and completions costs average $16.2 million per well, down 16% compared to 2012, despite drilling wells with longer horizontal sections and more fracture stages.

In the Montney, Talisman initiated a 27-well completion program in Farrell Creek. The company is operating two drilling rigs targeting the liquids-rich area of the play. Recent completions have shown a 40 bbls/mmcf condensate-to-gas ratio on test. Talisman continues to make significant improvements in operational efficiency, reducing average drilling and completion costs by 11% compared to 2012, to $8.9 million per well. Drilling cycle times are down 24% compared to 2012, averaging 31 days. In Cypress A, drilling commenced on the third well of a five-well vertical drilling appraisal program. The company also completed the Cypress 3D seismic program, one of the largest of its kind in Western Canada, on schedule and under budget.

In the Chauvin area, production for the quarter remained steady at 11,000 boe/d. A total of 17 infill wells have been drilled to the end of October. Talisman is evaluating lower risk opportunities to maintain the company’s stable base of high netback oil production.

Colombia

Third quarter production was down slightly quarter over quarter to 17,000 boe/d. In the heavy oil region, Talisman has expanded the appraisal program on the Akacias field in Block CPO-9 to nine wells, seven of which have been drilled. Akacias-1 has now produced 2,100 bbls/d (gross) for the last two years with minimal decline. Initial production from Akacias-9 is approximately 1,700 bbls/d on long-term test with additional upside potential. Four more wells on short-term test had initial production rates of 600 to 2,000 bbls/d (gross). All remaining wells are awaiting approval to proceed with long-term test or are in various stages of testing and completion.

The environmental license for development on Block CPE-6 has been received from the Colombian regulator, and the company expects the operator, Pacific Rubiales, to ramp up activity over the next six months.

In the foothills region, four deep wells continue to be drilled by Equion: two at Piedemonte, one on the Cusiana field and one on the Niscota Block.

Talisman is in the final phase of monetizing an approximately 27% equity stake in the Ocensa pipeline with three other owners (Talisman’s ownership position is approximately 12%). Talisman will retain its full rights to pipeline capacity.

Asia-Pacific

Southeast Asia

September 30	Q3 13	Q2 13	Q3 12	YTD 2013	YTD 2012
Malaysia liquids (mbbls/d)	18	20	14	19	16
Malaysia gas (mmcf/d)	98	124	108	118	119
Malaysia total (mboe/d)	34	40	32	39	36
Indonesia liquids (mbbls/d)	9	10	11	11	11
Indonesia gas (mmcf/d)	385	391	401	391	410
Indonesia total (mboe/d)	73	76	78	75	79
Vietnam liquids (mbbls/d)	13	6	2	7	2
Vietnam gas (mmcf/d)	8	4	-	5	-
Vietnam total (mboe/d)	14	7	2	8	2
Australia total (mboe/d)	4	7	12	6	13
Southeast Asia total (mboe/d)	125	130	124	128	130

Southeast Asia production averaged 125,000 boe/d in the third quarter, slightly lower than the previous quarter and in line with the same period last year. Compared to the second quarter, a full quarter of oil production from HST/HSD in Vietnam was offset by planned turnarounds in Malaysia, lower seasonal demand in Indonesia and declines in Australia.

Natural gas production for the quarter averaged 491 mmcf/d, with prices averaging $9.41/mcf and netbacks of $5.18/mcf. Gas production was down 5% from the previous quarter due to planned turnarounds in Malaysia and lower seasonal demand due to the Eid holidays in Indonesia.

In Vietnam, production averaged 14,000 boe/d in the quarter, significantly higher than both the previous quarter and the same period last year, with HST/HSD reporting its first full quarter of production. HST/HSD continues to produce in line with expectations, averaging nearly 13,000 boe/d net to Talisman in the quarter, constrained by export infrastructure. The first appraisal well in the recently acquired Block 07/03 commenced drilling in late August, and early results are promising. A sidetrack well will be drilled once testing is complete, followed by the final exploration commitment well for the block.

In Indonesia, production from continuing operations averaged 73,000 boe/d, slightly lower than both the previous quarter and same period last year. Gas sales are expected to increase after completion of facility upgrades and tie-in work at Corridor during the fourth quarter.

In Malaysia, production averaged 34,000 boe/d, down 15% from the prior quarter. This was due to planned turnarounds at PM-3 CAA, and minor operational issues exacerbated by weather conditions which impacted platform uptime at Kinabalu. Year to date production was higher due to the addition of Kinabalu. Infill drilling commenced at the end of the quarter on the first of a multi-well rejuvenation program at Kinabalu, and will continue throughout 2014.

Production in Australia/Timor Leste is down from both the second quarter and the same period last year due to decline and facility interruptions at Kitan, and a planned shutdown at Lam/Cor. The Stena Clyde offshore rig is expected at Kitan in the fourth quarter to commence drilling Kitan-South, the first of a two-well appraisal drilling program.

Algeria

Third quarter production averaged 11,000 boe/d, up 22% from the prior period with EMK continuing to ramp up as commissioning nears completion. Production is down from the same period last year with first oil from EMK offset by temporary production restrictions imposed by the regulator. Discussions with the Algerian authorities to lift production restrictions are progressing, with a partial lifting at EMK from the beginning of the fourth quarter.

Other Operating Areas

North Sea

Talisman’s share of UK production averaged 21,000 boe/d, up 24% from the previous quarter; however, operations continue to be negatively affected by scheduled turnarounds and reliability issues. A new compressor was successfully lifted onto the Claymore platform at the end of August, but the facility remains shut down due to a scheduled turnaround and additional work needed for corrosion issues. Production is expected to resume in the first quarter of 2014. The Piper platform is shut down for replacement of the flare tip; production is expected to resume by the end of the year.

Information related to Talisman’s investment in TSEUK is contained in notes 9 and 20 of the Interim Condensed Consolidated Financial Statements and the related Interim Management’s Discussion and Analysis for the period ended September 30, 2013. Both documents will be available at www.sedar.com.

In Norway, average daily production was 13,000 boe/d, unchanged from the second quarter. The Varg Gas Export project is progressing as planned, with the first export expected around year-end.

Kurdistan Region of Iraq

In Kurdistan, testing is now complete on the company’s K-3 appraisal well. The testing confirms the presence of oil on the southwestern flank of the Kurdamir structure, which is deeper than previously proven in the K-2 well. The testing and build up data indicates lower than expected permeability when compared to previous wells drilled in the Kurdamir and Topkhana Blocks. Interpretation of the drill stem test results are ongoing and include analyses of collected oil and formation water samples. The oil quality is similar to K-2 results. The Topkhana-2 well is expected to spud late in the fourth quarter.

The 3D seismic acquisition program over the Topkhana and Kurdamir blocks was completed in the third quarter. The company continues to look at options to monetize a portion of its net working interest in Topkhana, which will also reduce its capital exposure going forward.

Common Share and Preferred Share Dividend Declaration

The company has declared a quarterly dividend on the company's common shares of US$0.0675 per share. The dividend will be paid on December 31, 2013 to shareholders of record at the close of business on November 18, 2013.

The company has also declared a quarterly dividend of CAD$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on December 31, 2013 to shareholders of record at the close of business on November 18, 2013.

Conference Call

A conference call and webcast for investors, analysts and media will be held at 8:30 a.m. MT (10:30 a.m. ET), November 6, 2013 to discuss results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. A transcript of this call will be available on the Talisman Energy website at www.talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Phoebe Buckland	Lyle McLeod
Manager, External Communications	Vice-President, Investor Relations
Phone: 403-237-1657	Phone: 403-767-5732
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

15-13

Forward-Looking Information

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected production; expected cash flow; progress regarding asset dispositions; expected capital spending; expected drilling activity in the Americas; expected drilling activity in Asia-Pacific; expected timing of production resumption following platform shutdowns; expected lifting of restrictions in Algeria; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities disclosed in this news release are objectives only and their achievement cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to "Talisman" or the "company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries unless stated otherwise. Such use of "Talisman" or the "company" to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, all references to "core" and "non-core" assets and properties align with the company's current public disclosure regarding its assets and properties.

Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

Forecasted Cash Flow

This news release also contains discussions of anticipated cash flow. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations, capital spending and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	September 30, 2013	June 30, 2013	September 30, 2012	YTD 2013	YTD 2012

Cash provided by operating activities	637	357	379	1,325	1,988
Changes in non-cash working capital	(166)	61	223	(84)	59
Add: Exploration expenditure	66	67	81	208	228
Add: Pennsylvania impact fee1	-	-	-	-	25
Add: Restructuring costs	6	11	-	34	-
Add: Income tax adjustments3	-	15	-	15	-
Less: Dividends and distributions received from equity accounted entities	(37)	-	-	(37)	-
Less: Finance costs (cash)	(77)	(71)	(51)	(218)	(145)
Cash flow from subsidiaries	429	440	632	1,243	2,155

Add: Cash provided by operating activities from equity accounted entities	86	124	2	358	182
Change in non-cash working capital from equity accounted entities	54	(38)	59	12	11
Add: Exploration expenditure from equity accounted entities	11	5	-	18	-
Less: Finance costs (cash) from equity accounted entities	(7)	(5)	-	(15)	(1)
Cash flow from equity accounted entities	144	86	61	373	192

Cash Flow2	573	526	693	1,616	2,347
Cash flow per share	0.56	0.51	0.68	1.57	2.29
Diluted cash flow per share	0.55	0.51	0.68	1.56	2.27

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
2.	Includes cash flow from subsidiaries and Talisman’s share of equity accounted entities’ cash flow.
3.
A court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013.  In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses including Talisman's share of cash flow from equity accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on November 6, 2013. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings (loss) from Operations

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012	YTD 2013	YTD 2012

Net income (loss)	(54)	97	(731)	(170)	(244)
Loss (gain) on disposals (tax adjusted)	1	(45)	-	(44)	(565)
Unrealized (gain) loss on financial instruments(tax adjusted)1	91	(193)	95	(59)	95
Share-based payments (tax adjusted)2	1	(4)	52	21	(24)
Foreign exchange on debt (tax adjusted)	21	4	10	2	22
Impairment (tax adjusted)	1	7	443	52	818
Pennsylvania impact fee (tax adjusted)3	-	-	-	-	16
Restructuring costs (tax adjusted)	5	8	-	26	-
Income tax adjustments4	-	41	-	41	-
Recognition of deferred tax asset5	(92)	-	-	(92)	-
Deferred tax adjustments6	(19)	58	95	91	84
Earnings (loss) from operations7	(45)	(27)	(36)	(132)	202
Earnings (loss) from operations per share	(0.04)	(0.03)	(0.04)	(0.13)	0.20
Diluted earnings (loss) from operations per share	(0.04)	(0.03)	(0.04)	(0.13)	0.20

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at September 30. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.
A court ruling in Southeast Asia indicated an additional income tax of $57 million be charged during Q2 2013.  In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2.

5.	The company recognized deferred tax assets in Vietnam based on successful start up of HST/HSD.
6.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
7.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the financial statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings (loss) from operations per share are earnings (loss) from operations divided by the average number of common shares outstanding during the period. Diluted earnings (loss) from operations per share are earnings (loss) from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on November 6, 2013. A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Capital Spending

	Three Months Ended
	September 30, 2013	June 30, 2013	September 30, 2012	YTD 2013	YTD 2012

Subsidiaries
Exploration, development and other	608	649	779	1,826	2,673
Exploration expensed	66	67	81	208	228
Exploration and development spending – subsidiaries	674	716	860	2,034	2,901

Talisman’s share of equity accounted entities
Exploration, development and other	164	122	33	424	86
Exploration expensed	11	5	-	17	-
Exploration and development spending – joint ventures	175	127	33	441	86

Capital spending for subsidiaries and joint ventures	849	843	893	2,475	2,987

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Net Debt

	As at
	September 30, 2013	June 30, 2013

Long-term debt	5,504	4,923
Cash and cash equivalents, net of bank indebtedness	(405)	(232)
Cash and cash equivalents from equity accounted entities1
TSEUK	(55)	(41)
Equión	(78)	(60)
Total net debt	4,966	4,590

1.	Includes Talisman’s share of equity accounted entities’ cash and cash equivalents.

Net debt is calculated by adjusting the company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents from subsidiaries and joint ventures. The company uses this information to assess its true debt position and eliminate the impact of timing differences.